UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

MAGICJACK VOCALTEC LTD.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

M6787E101
(CUSIP Number)

☐	Solicitation Pursuant to § 240.14a-2(b)(7)
☐	Solicitation Pursuant to § 240.14a-2(b)(8)
☐	Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11
☒	Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) 5850 Coral Ridge Drive Suite 309 Coral Springs, Florida 33076 (631) 863-3100
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

911,759* Ordinary Shares

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

911,759*

*Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner.

1	NAME OF REPORTING PERSON David L. Kanen
2	Mailing address and phone number of each reporting person (or, where applicable, the authorized representative) 5850 Coral Ridge Drive Suite 309 Coral Springs, Florida 33076 (631) 863-3100
3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

1,109,164 Ordinary Shares**

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

1,109,164**

**Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner, and additional call options to acquire 80,000 Ordinary Shares held by Mr. Kanen.

SCHEDULE 14N

Item 1(A). Name of Registrant

MagicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Issuer”).

Item 1(B). Address of Registrant’s Principal Executive Offices

The Issuer reports that its principal executive offices are located at 12 Haomanut Street, 2nd Floor, Poleg Industrial Zone, Netanya 4250445, Israel.

Item 2(A). Name of Person Filing

Kanen Wealth Management LLC (“KWM”) and David L. Kanen (together with KWM, the “Reporting Persons”).

The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Item 2(B). Address or Principal Business Office or, If None, Residence

c/o Kanen Wealth Management LLC

5850 Coral Ridge Drive

Suite 309

Coral Springs, Florida 33076

Item 2(C). Title of Class of Securities

Ordinary shares, no par value, of the Issuer (“Ordinary Shares”).

Item 2(D). CUSIP No.

M6787E101

Item 3. Ownership

(a)	The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is 1,109,164 (including 142,000 Ordinary Shares which the Reporting Persons have the right to purchase through the exercise of call options). Information with respect to the ownership of the Ordinary Shares by the Reporting Persons is set forth in Item 6 and incorporated herein by reference.

(b)	All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuer’s governing documents, each Ordinary Share is entitled to one vote and therefore the number of Ordinary Shares disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or have been borrowed for purposes other than a short sale.

(e)	The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 1,109,164 Ordinary Shares (including 142,000 Ordinary Shares which the Reporting Persons have the right to purchase through the exercise of call options), which constitutes approximately 7.0% of the Issuer’s outstanding Ordinary Shares based on 15,896,695 Ordinary Shares reported as outstanding as of October 31, 2016, in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a)          The Reporting Persons have nominated Mr. Anthony Ambrose, Mr. Louis Antoniou, Mr. Jonathan M. Charak, Mr. David D. Clark, Mr. Alan B. Howe, Mr. W. Austin Lewis and Mr. Anthony Pompliano (collectively, the “Nominees”) to the Board of Directors (the “Board”) of the Issuer at the Issuer’s 2016 Annual General Meeting of Shareholders expected to be held on February 28, 2017 (the “Annual Meeting”). Each of the Nominees have consented to being named in the Issuer’s proxy statement and form of proxy and, if elected, to serve on the Issuer’s Board. The Nominees have submitted to the Issuer completed form consents.

(b)-(d)

The participants in the solicitation are KWM, Mr. Kanen and the Nominees (each a “Participant and, collectively, the “Participants”). The nomination of the Nominees has been made on the Issuer’s proxy materials pursuant to the procedures set forth in the Issuer’s Articles of Association and the Israeli Companies Law, 5759-1999, as currently amended, and the cost of distribution thereof shall be borne by the Issuer.

The Reporting Persons anticipate that their fees and expenses incurred in connection with this solicitation and their other efforts to obtain board representation could be approximately $150,000. They estimate that their expenses to date are approximately $50,000.

The principal business address of the Reporting Persons is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

KWM, a limited liability company organized under the laws of the State of Florida, is a registered investment adviser. The principal business of KWM is purchasing, holding and selling securities for investment purposes for the accounts of its customers. The principal occupation of Mr. Kanen is serving as the managing member, sole investment advisor representative and Chief Compliance Officer for KWM.

As of the date hereof, the Reporting Persons beneficially own in the aggregate 1,109,164 Ordinary Shares, which includes 620 call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which KWM is the general partner, and additional 800 call options to acquire 80,000 Ordinary Shares held by Mr. Kanen. KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 849,759 Ordinary Shares held in the Accounts. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own 620 call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC. Mr. Kanen expressly disclaims such beneficial ownership. In addition, Mr. Kanen directly owns 197,405 Ordinary Shares held for his own account, which includes 117,405 Ordinary Shares and 800 call options to acquire 80,000 Ordinary Shares. In addition, Mr. Antoniou holds 1,500 Ordinary Shares, and his wife holds additional 1,700 Ordinary Shares.

On August 11, 2016, Mr. Kanen purchased from counterparties 620 call options at an average price of $1.22 per option that carry the right to call from such counterparties 62,000 Ordinary Shares with an exercise price of $5.00 per share. On August 12, 2016, Mr. Kanen purchased from counterparties 180 call options at an average price of $1.25 per option that carry the right to call from such counterparties 18,000 Ordinary Shares with an exercise price of $5.00 per share. In addition, on January 3 and 4, 2017, The Philotimo Fund LLC purchased from counterparties 620 call options at an average price of $2.27 per option that carry the right to call from counterparties 62,000 Ordinary Shares. The call options are not entitled to be voted on the election of directors.

For information regarding historical trades in securities of the Issuer by the Reporting Persons, please see Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 19, 2016 and all amendments to date.

Below sets forth the biographical information of each Nominee, including his principal occupation, prior employment and business address:

ANTHONY AMBROSE, age 55, was appointed to the board of directors and as President of Data I/O Corporation (NASDAQ: DAIO), a manufacturer of programming and automated device handling systems for programmable integrated circuits, in October 2012 and as Chief Executive Officer in November 2013. Prior to Data I/O, Mr. Ambrose was owner and Principal of Cedar Mill Partners, LLC, a strategy consulting firm since 2011. From 2007 to 2011, he was Vice President and General Manager at RadiSys Corporation, a leading provider of embedded wireless infrastructure solutions, where he led three product divisions and worldwide engineering. Until 2007, he was general manager and held several other progressively responsible positions at Intel Corporation (NASDAQ: INTC), where he led development and marketing of standards based telecommunications platforms. He is a member of the Evergreen Health Foundation Board of Trustees. Mr. Ambrose has a B.S. in Engineering from Princeton University. The Reporting Persons believe that Mr. Ambrose is well-qualified to serve on the Issuer’s board due to his experience as a Chief Executive Officer for a publicly-traded company and his extensive experience in the telecommunications industry.

Mr. Ambrose’s business address is c/o Data I/O Corporation, 6645 185th Ave NE, Suite 100, Redmond, Washington 98052.

LOUIS ANTONIOU, 62, currently serves as the Chief Executive Officer and President of Antel Communications, LLC, a telecommunications company providing wireless devices and solutions to clients. Prior to being named Chief Executive Officer of Antel in August 2013, Mr. Antoniou served as Vice President, International, for Personal Communications Devices, LLC, a leading provider of wireless devices and value-added services to clients, from 2008 to 2013. Previously, Mr. Antoniou spent over twenty years with Audiovox, Inc. (now, VOXX Electronics Corporation) in various roles, ultimately serving as Vice President of Audiovox International. Mr. Antoniou received his B.A. in Economics from the University of Bridgeport in 1976. The Reporting Persons believe that the Issuer’s Board would greatly benefit from Mr. Antoniou’s extensive leadership experience in the telecommunications industry as well as his experience in forming strategic alliances both domestically and internationally.

Mr. Antoniou’s business address is 15 Braemer Rd., E. Setauket, New York, 11733.

JONATHAN M. CHARAK, 47, served as Senior Vice President, Chief Financial Officer and Secretary of Telular Corporation (formerly, NASDAQ: WRLS), a global technology leader and provider of IoT (Internet of Things) solutions for commercial telematics, security, and bulk storage management, from March 2008 through April 2014. Since 2015, he has served as a contract Chief Financial Officer for several companies through Wiltshire Advisors, Inc., of which he is the Founder and President. From January 2007 through February 2008, he served as the Chief Financial Officer of Vanderbilt Financial, LLC, a financial firm investing primarily in collateralized debt obligations. From June 2003 through October 2006, Mr. Charak was Chief Financial Officer at Concourse Communications Group, LLC, a provider of in-building cellular connectivity for customers of major cell carriers. Prior to that, Mr. Charak served as Chief Financial Officer of Language Stars, LLC and as Controller at iFulfillment, Inc., both of which were early stage companies. Mr. Charak began his career with nine years of experience in the audit practice of Arthur Andersen LLP. Mr. Charak holds a B.S. in Accounting from Indiana University and received a CPA certificate. The Reporting Persons believe that Mr. Charak would bring extensive financial knowledge and insight to the Issuer’s Board considering his experience serving as a Chief Financial Officer for over 15 years. The Reporting Persons also believe that Mr. Clark would qualify as an “audit committee financial expert” under SEC rules.

Mr. Charak’s business address is 44 Wiltshire Drive, Lincolnshire, Illinois 60069.

DAVID D. CLARK, 52, has served as the Chief Financial Officer of MeetMe, Inc. (NASDAQ: MEET), a leading social network for meeting new people, since April 2013. From July 2008 through April 2013, Mr. Clark served as Executive Vice President, Chief Financial Officer and Treasurer of Nutrisystem, Inc. (NASDAQ: NTRI), a leading provider of weight loss solutions and weight-related products and services, and previously served as Senior Vice President, Chief Financial Officer and Treasurer of Nutrisystem, Inc. from November 2007 until July 2008. Mr. Clark also served as Secretary of Nutrisystem, Inc. from November 2007 through July 2010. From November 2006 through October 2007, Mr. Clark was Chief Financial Officer of Claymont Steel Holdings, Inc. Prior to that, Mr. Clark was Chief Financial Officer of SunCom Wireless Holdings from its founding in 1997 through February 2006 and held the additional positions of Executive Vice President from 2000 through February 2006 and Senior Vice President from 1997 through 2000. During this time, he also served as Chief Financial Officer of Triton Cellular Partners, L.P., an entity related to SunCom Wireless Holdings, from 1997 through April 2000. Prior to that, Mr. Clark served from 1996 through 1997 as a Managing Director at Furman Selz L.L.C., and from 1986 through 1996 in various positions at Citibank N.A., including Vice President in Media and Communications and High Yield Finance. Mr. Clark received a B.S. in Accounting and Economics from Boston College. The Reporting Persons believe that Mr. Clark’s extensive experience as the Chief Financial Officer for several public companies would bring valuable insight and expertise to the Issuer’s Board. The Reporting Persons also believe that Mr. Clark would qualify as an “audit committee financial expert” under SEC rules.

Mr. Clark’s business address is c/o MeetMe, Inc., 100 Union Square Drive, New Hope, Pennsylvania, 18938.

ALAN B. HOWE, age 55, has served as Co-Founder and Managing Partner of Broadband Initiatives, LLC, a boutique corporate advisory and consulting firm, since 2001, and provides various strategic and operational consulting services to multiple corporate clients in that role. He served as Vice President of Strategic and Wireless Business Development for Covad Communications, Inc., a national broadband telecommunications company, from May 2005 to October 2008, and as Chief Financial Officer and Vice President of Corporate Development for TELETRAC, Inc., a mobile data and location solutions provider, from April 1995 to April 2001. Previously, he held various executive management positions for Sprint and Manufacturers Hanover Trust Company. Mr. Howe is currently a member of the board of directors of Determine, Inc. (NASDAQ: DTRM), serving as Vice Chairman of the board, Data I/O Corporation (NASDAQ: DAIO), serving as Chairman of the board, and Urban Communications, Inc. (TSX-V: UBN). He previously served on the board of directors of Qualstar (NASDAQ: QBAK), Ditech Networks, Inc. (formerly, NASDAQ: DITC), Altigen Communications, Inc. (OTC: ATGN), Calloway's Nursery, Inc. (OTC: CLWY), and Crossroads Systems, Inc. (NASDAQ: CRDS). Mr. Howe holds a B.S. in business administration and marketing from the University of Illinois and an M.B.A. from the Indiana University Kelley Graduate School of Business. The Reporting Persons believe that Mr. Howe is well-qualified to serve on the Issuer’s Board due to his almost 30 years of hands-on operational experience and corporate finance, business development and corporate governance experience. The Reporting Persons believe that Mr. Howe would also qualify as an “audit committee financial expert” under SEC rules.

Mr. Howe’s business address is c/o Broadband Initiatives, LLC, 10755 Scripps Poway Pkwy, #302, San Diego, California 92131.

W. AUSTIN LEWIS, IV, 39, has served as the Chief Executive Officer, Chief Financial Officer, and a director of Paid, Inc., a company focusing on web-development and online auctions (OTC: PAYDD), since 2012, and also serves as the Chief Executive Officer of Lewis Asset Management Corp., an investment management company headquartered in New York City which he founded in 2004. From 2002 to 2004, Mr. Lewis was employed at Puglisi and Company, a New York based broker-dealer registered with FINRA, where he served as a registered representative and managed individual client accounts, conducted due diligence for investment banking activities and managed his own personal account. In 2002, Mr. Lewis co-founded Thompson Davis, & Company, Inc., a registered broker-dealer headquartered in Richmond, Virginia. From 1998 to 2002, Mr. Lewis was employed by Branch Cabell and Company, Inc. in Richmond, Virginia where he was a registered representative. Following the November 2000 acquisition of Branch Cabell by Tucker Anthony Incorporated, Mr. Lewis served as a Vice-President for Tucker Anthony and subsequently RBC Dain Rauscher, Inc., which acquired Tucker Anthony in August of 2001. In addition to serving as a director of Paid, Inc., Mr. Lewis currently serves on the board of directors of MAM Software Group, Inc. (NASDAQ: MAMS), Quest Solution, Inc. (OTC: QUES), FluoroPharma Medical, Inc. (OTC: FPMI), MEDITE Cancer Diagnostics, Inc. (OTC: MDIT) and ScripsAmerica, Inc. (formerly, OTC: SCRCQ). Mr. Lewis received his B.S. in Finance and Financial Economics from James Madison University in 1998. The Reporting Persons believe that the Issuer’s Board would benefit from Mr. Lewis’s significant experience in the financial industry and his experience serving on the audit committee of several public company boards. The Reporting Persons also believe that Mr. Lewis would qualify as an “audit committee financial expert” under SEC rules.

Mr. Lewis’s business address is c/o Lewis Asset Management Corp., 500 5th Avenue, Suite 2240, New York, New York 10110.

ANTHONY POMPLIANO, JR., 58, has served as the Chief Executive Officer and a director of ANEXIO Technology Services, Inc., a provider of on-demand data center solutions, since March 2013. Since January 2000, he has also served as the Managing Partner of AJP Group LLC, a private equity firm focused on emerging business services. From 2003 to 2012, he served as Chief Executive Officer of P4 Performance Management, Inc., an IT solutions company. He also served as Chairman and Chief Executive Officer of NetEffect, a professional services firm providing technical services to emerging server providers, from 2000 through 2003. Previously, he held management positions at AT&T Solutions and MCI. The Reporting Persons believe that Mr. Pompliano’s experience as the Chief Executive Officer of several data and IT solutions companies would bring a unique perspective to the Issuer’s Board.

Mr. Pompliano’s business address is c/o ANEXIO Technology Services, Inc., 5 West Hargett Street, 11th Floor, Raleigh, North Carolina 27601.

The Reporting Persons believe that each Nominee would be an “independent director” of the Issuer pursuant to the rules of the NASDAQ Stock Market.

The Issuer has also nominated Mr. Howe for election to its Board, as disclosed in its proxy materials filed for the Annual Meeting.

Except as otherwise set forth in this Schedule 14N, (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries.

With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above or elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates and the Nominees or any other person or persons pursuant to which the nominations described herein are made and the Reporting Persons and their affiliates and associates have no material interest in such nominations, including any anticipated benefit therefrom to the Reporting Persons or any of their affiliates or associates.

(e)          Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interests in any contract or agreement between any of the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) material pending or threatened legal proceedings in which any of the Participants is a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between any of the Participants and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

(f)          None.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

Item 8. Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.

In accordance with Rule14n-1(b)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 14N with respect to the Ordinary Shares of the Company.

Date:  January 25, 2017

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ DAVID L. KANEN
David L. Kanen